February 10, 2005


James O'Connor
Division of Investment Management
U.S. Securities and Exchange Commission
901 E Street, NW
Washington, D.C.  20004

RE: Evergreen Select Equity Trust, File Nos. 811-08363 and 333-121413 Evergreen Select Fixed Income Trust (2), File Nos. 811-08365 and 333-121414 and 333-121441
         Evergreen Money Market Trust, File Nos. 811-08555 and 333-121412 Evergreen Equity Trust, File Nos. 811-08413 and 333-121404 Evergreen Municipal Trust, File Nos. 811-08367 and 333-121403 (the "Registrants)

Dear Mr. O'Connor:

     In connection with the Registration Statements on Form N-14AE filed by the Registrants on December 17 and December 20, 2004, relating to the proposed mergers of various SouthTrust Funds into certain Evergreen funds, I am responding on behalf of the Registrants to your comments. For your reference, the dates of the filings, the funds involved, the accession numbers and the file numbers of the six filings are as follows:

--------------- ----------------------------- -------------------------------------- --------------------- --------------
Date of Filing                                                                       Accession
                Target Fund                   Survivor Fund                          Number                File Nos.
--------------- ----------------------------- -------------------------------------- --------------------- --------------
--------------- ----------------------------- -------------------------------------- --------------------- --------------
12/17/04        SouthTrust Growth Fund        Evergreen Strategic Growth Fund        0000907244-04-000373  333-121413
--------------- ----------------------------- -------------------------------------- --------------------- --------------
--------------- ----------------------------- -------------------------------------- --------------------- --------------
12/17/04        SouthTrust Income Fund        Evergreen Short Intermediate Bond      0000907244-04-000374  333-121414
                                              Fund
--------------- ----------------------------- -------------------------------------- --------------------- --------------
12/17/04        SouthTrust US Treasury        Evergreen Treasury Money Market Fund   0000907244-04-000372  333-121412
                Money Market Fund
--------------- ----------------------------- -------------------------------------- --------------------- --------------
--------------- ----------------------------- -------------------------------------- --------------------- --------------
12/17/04        SouthTrust Value Fund         Evergreen Disciplined Value Fund       0000907244-04-000370  333-121404

--------------- ----------------------------- -------------------------------------- --------------------- --------------
--------------- ----------------------------- -------------------------------------- --------------------- --------------
12/17/04        SouthTrust Alabama Tax Free   Evergreen Alabama Municipal Bond Fund  0000907244-04-000369  333-121403
                Income Fund
--------------- ----------------------------- -------------------------------------- --------------------- --------------
--------------- ----------------------------- -------------------------------------- --------------------- --------------
12/20/04        SouthTrust Bond Fund          Evergreen Core Bond Fund               0000907244-04-000377  333-121441
--------------- ----------------------------- -------------------------------------- --------------------- --------------

Disclosure Comments:

Comment #1:       You suggested that we add the disclosure regarding short term trading and fair valuation of securities required for Prospectuses pursuant to "Final Rule: Disclosure Regarding
                  Market Timing and Selective Disclosure of Portfolio
                  Holdings" (Release Nos. 33-8408; IC-26418; File No. S7-26-03).

Response:         Disclosure has been added.

Comment #2:       You requested that we add disclosure to state that fund
                  shares are not guaranteed and are not a deposit with a bank.

Response:         Disclosure to that effect can be found under the section
                  entitled "More Information about the Funds is Available."

Comment #3:       You suggested that we (1) change the sub-heading "Legal
                  Proceedings" currently found under the section entitled "What
                  Who will be the Investment Advisor and Portfolio Manager of my
                  Fund after the Merger? What will the Advisory Fee be after the Merger?" to a separate question, (2) add this question to the Table of Contents and (3) review the disclosure in order to provide SouthTrust shareholders with all pertinent information regarding legal proceedings.

Response:         These changes have been made.


Comment #4:       Under the sections entitled "Merger Information" and
                  "Information Regarding Investment Advisory Agreement" you suggested that we add disclosure to state what the Board of Trustees of the SouthTrust Funds considered and what they concluded regarding the proposed mergers of the funds and the approval of the advisory agreement, as it relates to the SEC's enforcement action pending against Evergreen Investments and its impact on the Evergreen funds involved in the proposed mergers.

Response:         Disclosure to that effect has been added.


Comment #5:       In the section entitled "Information Regarding Investment
                  Advisory Agreement" you suggested that we clarify the disclosure regarding the terms of the advisory contract approved by the SouthTrust Board of Trustees and to be approved by shareholders.

Response:         The disclosure has been clarified.


Comment #6:       You commented that additional disclosure regarding the Board's findings in connection with approving the investment advisory agreement be added to the section entitled
                  "Information Regarding Investment Advisory Agreement" pursuant to "Final Rule: Disclosure Regarding Approval of Investment
                  Advisory Contracts by Directors of Investment
                  Companies" (Release Nos. 33-8433;IC-26486; File No. S7-08-04).


Response:         The requested disclosure has been added.


Comment #7:       In the section entitled "Voting Information Concerning the
                  Meeting", you commented that the disclosure regarding the effect of broker non-votes on the proposals should be amended to address the differences in treatment between the proposals.


Response:         The disclosure has been changed.

Accounting Comments:


Comment #8:       In the sections entitled "Annual Fund Operating Expenses"
                  and in the "Pro Forma Capitalization," you asked that we include a footnote that indicates which Fund will be the accounting survivor.

Response:         The requested footnote has been added.


Comment #9:       In the Pro Forma Capitalization table appearing in the
                  section entitled "Pro Forma Capitalization" in the N-14, add a column to show "Adjustments" to the shares outstanding.

Response:         This column and the adjustment amounts have been added.


Comment #10:      You noted that within the annual reports filed with the
                  N-14's, in the section showing the growth of a hypothetical
                  $10,000 investment, we include a parenthetical indicated that the "graph is omitted." You have asked us to include the plot points within the graph.

Response:         The plot points have been added.


Comment #11:      With respect to all of the proposed mergers except the
                  merger relating to SouthTrust U.S. Treasury Money Market Fund, given that the filings do not contain Pro Forma Financial
                  Statements add a statement to the SAI page of the Form N-14 to indicate that within 30 days of the filing the SouthTrust
                  Fund's assets did not represent 10% or more of the combined fund assets.

Response:         We have added a statement similar to or identical to the
                  following statement to the SAI page of the Form N-14 for all mergers except the merger relating to SouthTrust U.S. Treasury
                  Money Market Fund:

                  "The pro forma financial statements required by Rule 11-01 of Regulation S-X [17 CFR 210.11-01] need not be prepared since the net asset value of the SouthTrust Fund does not exceed ten percent of Evergreen Large Cap Equity Fund's net asset value."

                 We have also confirmed that this statement is true as of December 31, 2004, which is within 30 days of the filing.


Comment #12:      You noted that in the annual reports filed with the
                  N-14's, investments in affiliates is not enumerated as a separate line item within the Balance Sheet. You have asked us to confirm that this will be done in future filings of the annual report.

Response:         We have confirmed that investments in affiliates, which is currently enumerated separately in the Schedule of Investments, will also be enumerated in a separate line item within the Balance Sheet in future annual report filings where the holding is 10% or more of the net assets of the fund and on the Statement of Operations when income earned from the affiliate is 5% or more of the investment income of the fund.


Comment #13:      With respect to the Pro Forma Financial Statements, you have asked us to add to Note 3 the total shares outstanding of the combined fund and the amount of the Acquiring Fund shares issued to Target Fund shareholders, on a combined fund basis rather than a class-by-class basis.

Response:         The requested information has been added to Note 3 of the Pro
                  Forma Financial Statements for SouthTrust U.S. Treasury Money
                  Market Fund, the only proposed merger which requires Pro Forma
                  Financial Statements.


     We represent to you, on behalf of each Evergreen Fund, that:

(i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
(ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
(iii) the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Pursuant to Rule 485(b), we will file six Registration Statements on or around the date that the Commission may determine, pursuant to the Delaying Amendments filed on January 13 and 14, 2005 for the purpose of delaying the effectiveness of the Registration Statements.

     Please feel free to call me at (617) 210-3682 if you have any questions or would like anything additional. Thank you.

                                                    Sincerely,

                                                    /s/ Maureen E. Towle

                                                    Maureen E. Towle
                                                    Legal Department
                                                    Evergreen Investments

cc:  David Mahaffey, Esq.
       Cam Avery, Esq.